EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 31, 2011, December 25, 2010, December 26, 2009,

December 27, 2008 and December 29, 2007

(in millions except ratio amounts)

	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$8,834	$8,232	$8,079	$7,045	$7,643
Unconsolidated affiliates interests, net	(30)	72	(301)	(189)	(370)
Amortization of capitalized interest	3	3	4	4	5
Interest expense	856	903	397	329	224
Interest portion of net rent expense (b)	196	175	137	119	101

Earnings available for fixed charges	$9,859	$9,385	$8,316	$7,308	$7,603

Fixed Charges:
Interest expense	$856	$903	$397	$329	$224
Capitalized interest	10	6	3	14	21
Interest portion of net rent expense (b)	196	175	137	119	101

Total fixed charges	$1,062	$1,084	$537	$462	$346

Ratio of Earnings to Fixed Charges	9.29	8.65	15.48	15.82	22.01

(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.